

October 5, 2007

Room 7010

Scott A. Hill
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, GA 30328

>   **Re: Intercontinentalexchange, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **File No. 001-32671**

Dear Mr. Hill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,
>
>   Terence O'Brien
>   Branch Chief